Shareholder Response Summary Report
Putnam
Putnam Global Growth and Income Fund
September 12, 2002




			No. of Shares	% of Outstanding Shares		% of
Shares Voted

Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Global Growth and Income Fund to Putnam Global Growth Fund in exchange for the issuance and delivery of shares of beneficial interest of Putnam Global Growth Fund and the assumption by Putnam Global Growth Fund of all the liabilities of Putnam Global Growth and Income Fund, and the distribution of such shares to the shareholders of Putnam Global Growth and Income Fund in complete liquidation of Putnam Global Growth and Income Fund.


Affirmative		4,300,710.169		41.147%
	90.604%
Against			   223,051.880		  2.134%
4.699%
Abstain			   222,937.591		  2.133%
4.697%